 Conspiracy Entertainment Holdings, Inc.
612 Santa Monica Blvd.
Santa Monica, CA 90401

February 14 2009

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3361
Washington, D.C. 20549

Re:	Conspiracy Entertainment Holdings, Inc. Form 10-KSB for Fiscal Year Ended December 31, 2007 Filed April 15, 2008 File No- 000-32427

Ladies and Gentlemen:

We are in receipt of the Staff’s letter dated December 15, 2008 regarding the above captioned filing.  On January 16, 2009, the Company filed amendments to its Form 10-KSB for the year ended December 31, 2007, its 10-Q for the quarter ended March 31, 2008 and its 10-Q for the quarter ended June 30, 2008.  Please be advised that the Company intends to file its response to the Staff’s letter no later than February 21, 2009.

Should you have any questions, please do not hesitate to contact the undersigned at (310) 260-6150 ext. 105.

Very truly yours, /s/ Keith Tanaka Keith Tanaka Chief Financial Officer